INTERIM FINANCIAL STATEMENTS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD
KARORI
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 476 2717

ISSUER FACSIMILE NUMBER:	(64) 4 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 476 2717

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	June 30, 2004

DATE OF REPORT:	August 13, 2004

THE COMPANY'S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS BUT THIS DISCLOSURE HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"David Newman"	David Newman	04/08/13
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

"Peter Tapper"	Peter Tapper	04/08/13
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Balance Sheet (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

As at	June 30, 2004	December 31, 2003
	(Unaudited – Prepared	(Audited)
	by Management)
	$	$
Assets

Current
Cash and cash equivalents	6,215,289	2,234,287
Accounts receivable	273,784	872,532
Inventory	20,691	-
Prepaid expenses and deposits	89,684	273,994

	6,599,448	3,380,813

Deferred offering costs	-	408,083
Due from related parties	-	-
Property and equipment	56,607	30,323
Oil and gas properties (Note 3)	10,040,175	8,306,448

Total Assets	16,696,230	12,125,667

Liabilities

Current
Accounts payable and accrued liabilities	271,037	354,813
Prepaid Gas Revenue (Note 7)	1,263,956	1,258,033
Convertible Notes (Note 8)	501,923	-
	2,036,916	1,612,846

Special Class Shares of Subsidiary (Note 9)	-	943,525

Total Liabilities	2,036,916	2,556,371

Stockholders' Equity
Common stock without par value (Note 6);
unlimited number of shares authorized;
Issued and outstanding at March 31, 2004:
12,851,197 shares (December 31, 2003 : 7,739,324)	26,239,359	20,478,365
Contributed surplus	426,619	417,392
Accumulated deficit	(12,006,664)	(11,326,461)

Total Stockholders' Equity	14,659,314	9,569,296

Total Liabilities and Stockholders' Equity	16,696,230	12,125,667

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statement of Deficit (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended	June 30, 2004	December 31, 2003
	$	$
Deficit – Beginning of period	(11,326,461)	(11,374,077)
Net profit / (loss) for the period	(680,203)	47,616
Deficit – End of period	(12,006,664)	(11,326,461)

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statements of Operations and Deficit (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months/	Three Months/	Six Months/	Six Months/
	Quarter Ended	Quarter Ended	Period Ended	Period Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Production Income:
Oil and gas sales	45,121	80,953	45,121	161,102
Production costs	-	(37,319)	-	(58,681)
Royalties	(2,225)	(29,466)	(2,225)	(33,109)
Depletion	-	(13,482)	-	(27,300)

Production Income/(loss)	42,866	686	42,866	42,012

Expenses
General and administrative (Schedule)	(479,089)	(508,855)	(835,377)	(932,194)
Compensation Cost	(2,536)	(95,985)	(9,227)	(133,171)
Write-off of oil and gas properties	(49,485)	(774)	(52,566)	(15,531)

Total Expenses	(531,110)	(605,614)	(897,170)	(1,080,896)

Net Loss for the period before Other	(488,244)	(604,928)	(854,304)	(1,038,884)
Income
Other Income
Interest income	72,058	13,091	174,101	15,658

Net loss for the period	(416,186)	(591,837)	(680,203)	(1,023,226)

Deficit – Beginning of period	(11,590,478)	(11,805,466)	(11,326,461)	(11,374,077)

Deficit – End of period	(12,006,664)	(12,397,303)	(12,006,664)	(12,397,303)

Basic earnings per share (note 10)	$(0.03)	$(0.08)	$(0.05)	$(0.13)

Diluted earnings per share (note 10)	$(0.03)	$(0.08)	$(0.05)	$(0.13)

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statements of Changes in Stockholders' Equity (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

					Total
	Common Stock		Contributed	Accumulated	Stockholders'
	Shares	Amount	Surplus	Deficit	Equity
		$	$	$	$

Balance at December 31, 2003	7,739,324	20,478,365	417,392	(11,326,461)	9,569,296

Issuance of common shares for cash	4,000,000	5,217,992	-	-	5,217,992
(Note 6a)
Less: Deferred Offering Costs		(408,083)	-	-	(408,083)
Issuance of common shares in	1,111,123	943,525	-	-	943,525
exchange for special class shares
(Note 9)
Exercise of share purchase warrants for	5,500	7,560	-	-	7,560
cash
Stock Option Compensation (Note 6(b))	-	-	9,227	-	9,227
Net loss for the period	-	-	-	(680,203)	(680,203)

Balance at June 30, 2004	12,855,947	26,239,359	426,619	(12,006,664)	14,659,314

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Statements of Cash Flows (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months/	Three Months/	Six Months/	Six Months/
	Quarter Ended	Quarter Ended	Period Ended	Period Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Operating Activities
Net Income / (loss) for the period	(416,186)	(591,837)	(680,203)	(1,023,226)

Adjustments to reconcile net loss to cash applied
to operating activities:
Depletion	-	13,482	-	27,300
Amortization	6,547	5,505	12,400	11,054
Stock option compensation	2,536	95,985	9,227	133,171
Write Down of Oil & Gas Properties	49,485	774	52,566	15,531
Unrealized foreign exchange loss (gain)	253,814	(60,757)	309,829	(71,989)
Changes in non-cash working capital:
Accounts receivable	262,698	299,875	598,748	417,718
Inventory	(20,691)	9,038	(20,691)	5,423
GST (Receivable)/Payable	-	(133,281)	-	(39,108)
Due from related parties	-	37,481	-	35,051
Prepaid expenses and deposits	166,495	22,223	184,310	55,092
Accounts payable and accrued liabilities	(34,504)	(54,097)	(75,930)	(51,817)
Unearned Revenue	-	1,164,824	-	1,164,824

Net cash provided by / (used in) operating
activities	269,718	809,215	389,780	679,024
Financing Activities
Issue of Common Shares (Conversion of	6,435	-	5,225,552	-
warrants)
Issue of Convertible Notes	-	-	500,000	-
Issue of Special Class Shares	-	873,618	-	873,618

Net cash provided by financing activity	6,435	873,618	5,725,552	873,618
Investing Activities
Oil and gas properties net of recoveries	(1,877,768)	(119,152)	(2,095,645)	(650,640)
Purchase of property and equipment	(16,818)	(114)	(38,684)	(114)

Net cash used in investing activities	(1,894,586)	(119,266)	(2,134,330)	(650,754)

Net increase (decrease) in cash during the period	(1,618,433)	1,563,817	3,981,002	901,888

Cash and cash equivalents - Beginning of period	7,833,722	631,148	2,234,287	1,292,827

Cash and cash equivalents - End of period	6,215,289	2,194,715	6,215,289	2,194,715

Supplemental Disclosure of Non-cash Financing
and Investing Activities

Interest and taxes paid	14,063	-	19,726	-
The following transactions which did not result in
Cash Flows have been excluded from financing
activities
Stock option compensation (Note 6(b))	2,536	95,985	9,227	133,171

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Consolidated Interim Schedules of General and Administrative Expenses (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months/	Three Months/	Six Months/	Six Months/
	Quarter Ended	Quarter Ended	Period Ended	Period Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
GENERAL AND ADMINISTRATIVE EXPENSES
Accounting	10,820	11,217	14,774	28,088
Audit	27,855	11,048	28,536	31,510
Amortization	6,547	5,505	12,400	11,054
Consulting fees	32,990	19,523	72,180	39,520
Public and investor relations	74,934	56,637	115,212	96,197
Filing and transfer agency fees	287	12	475	187
Foreign exchange (gain) / loss	253,547	(60,757)	270,749[1]	(71,989)
Insurance	39,205	111,993	74,682	231,500
Legal	2,827	147,608	8,689	262,373
Office and miscellaneous	31,752	3,029	96,803	21,114
Printing	32,991	1,201	33,258	1,407
Rent (Note 4)	9,647	7,651	18,384	14,631
Telephone	6,557	6,865	13,476	11,195
Travel and accommodation	2,123	7,660	17,635	10,542
Directors Fees	14,539	6,476	28,517	6,476
Listing Expenditure- Non-capitalized	21,311	151,425	85,872	151,425
Salary and Wages (Note 4)	139,331	143,208	311,129	253,910

Gross general and administrative expenses	707,739	630,301	1,202,771	1,099,140

Recovery of general and administrative expenses	(228,174)	(121,446)	(367,394)	(166,946)

Net general and administrative expenses	479,089	508,855	835,377	932,194

1 This includes an unrealized foreign exchange loss of $309,562 and a realized foreign exchange gain of 38,813.

See accompanying Notes to the consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2004

NOTE 1 - NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses to date of $12,006,664, which includes a net loss for the current period of $680,203.

The Company's cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The continued operations of the Company and recoverability of amounts relating to oil and gas properties is dependant upon the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand, Papua New Guinea and Australia. With the exception of PEP 38736, the Company has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

The Company and its joint venture participants in PEP 38736 agreed in January 2004 on the sale of gas from the Kahili gas-condensate field to NGC New Zealand Limited (Note 7). Production is scheduled to commence in late August 2004.

On January 5, 2004 the Company raised approximately $5.2 million through the issuance of 4 million common shares, and a further $500,000 through the issuing of two Convertible Notes. The special class shareholders in one of the Company's New Zealand subsidiaries also converted their special class shares into 1,111,123 common shares in the Company. In the period subsequent to June 30, 2004 the Company has raised approximately $1.4 million through the conversion of 1,250,000 warrants.

Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants. The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds to meet all current estimates for its exploration permit obligations. The inability to obtain one or other of the aforementioned could require the Company to relinquish one or more of these exploration permits. If exploration permits were to be relinquished then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

The Company has sufficient liquidity to meet its current operational requirements.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2004

NOTE 2 - ACCOUNTING PRINCIPLES AND ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company's consolidated financial position as at June 30, 2004 and December 31, 2003 and the Company's consolidated interim results of operations and cash flows for the for the three and six month periods June 30, 2004 and 2003. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements, and do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, these interim financial statements should be read in conjunction with the Company's annual audited financial statements dated December 31, 2003. The results of the six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the full year.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2004

NOTE 3 - OIL AND GAS PROPERTIES

	Percentage	Net Book	Additions	Depletion/	Net Book
	Interest	Value at	(Recoveries)	Write Downs	Value at
	June 30,	December 31,	During the	During the	June 30,
	2004	2003	Year	Year	2004
Proved:
New Zealand
PEP 38736 – Kahili Gas Field	45.00%	2,721,572	142,123	-	2,863,695
Total Proved		2,721,572	142,123	-	2,863,695
Unproved:
New Zealand
PEP 38256 – Exploration	34.62%	146,092	5,417	-	151,509
PEP 38258 – Exploration	75.00%	25,668	45,499	-	71,167
PEP 38330 – Exploration	44.23%	195,305	18,712	-	214,017
PEP 38332 – Exploration[1]	0.00%	-	3,081	(3,081)	-
PEP 38716 – Exploration	42.40%	330,556	61,720	-	392,276
PEP 38718 – Exploration	12.50%	145,143	55,335	-	200,478
PEP 38738 – Exploration	36.5%	433,679	886,614	-	1,320,293
PEP 38480 – Exploration	75.00%	87,388	51,686	-	139,074
PEP 38741 – Exploration	30.00%	919,869	260,095	-	1,179,964
PEP 38746 – Exploration	50.00%	25,526	39,862	-	65,388
PEP 38748 – Exploration	25.00%	105,499	53,394	-	158,893
PEP 38753 – Exploration	30.00%	28,095	50,466	-	78,561
PEP 38765 – Exploration[4]	27.50%	31,219	17,595	-	48,814
PEP 38766 – Exploration[4]	25.00%	-	2,057	-	2,057
PEP 38768 – Exploration[4]	50.00%	-	3,341	-	3,341
New licences/ventures		4,295	1,710	-	6,005
Australia			-	-
AC/P 19 – Exploration[3]	100.00%	745,672	32,399	-	778,071
AC/P 31 – Exploration[3]	0.00%	30,173	19,312	(49,485)	-
AC/P 26 – Exploration[5]	0.00%	202,168	37,603	-	239,771
Papua New Guinea			-	-
APPL 235 – Exploration	100.00%	1,379,192	(14,267)	-	1,364,925
PPL 228 – Exploration[2]	10.00%	7,018	3,397	-	10,415
PRL 4 – Stanley Retention	7.50%	83,638	3,385	-	87,023
PRL 5 – Elevala Retention	7.50%	658,681	5,757	-	664,438
Total Unproved		5,584,876	1,644,170	(52,566)	7,176,480
Total Proved & Unproved		8,306,448	1,786,293	(52,566)	10,040,175

1.	PEP 38332 was relinquished during 2003.
2.	PPL 228 will be surrendered upon acceptance of a top file application for a further permit over a similar area.
3.
The Company applied for extension on AC/P 19 and AC/P 31 work programmes that were due to be completed by December 29, 2003. An extension of the permit work obligation on AC/P 19 was granted but the AC/P 31 extension was declined by the authorities and an appeal was not pursued.

4.	Permits PEP 38765, PEP38766 and PEP 38768 were granted in February 2004. PEP 38765 replaces PPP38761.
5.
The Company has transferred their combined 50% interest in AC/P26 to current participant Hardman Resources Ltd, in exchange for the grant of an option to participate up to a 20% level in the drilling of the Anson West Prospect, when and if drilled by Hardman.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2004

NOTE 4 - RELATED PARTY TRANSACTIONS

a)	Oil and Gas Properties

Durum Energy (New Zealand) Limited (now called TAG Oil (NZ) Limited), a subsidiary of TAG Oil Ltd. ("TAG") participates in certain oil and gas properties in common with the Company, and TAG has directors, officers and/or principal shareholders in common with the Company.

b)	Other

During the six months to June 30, 2004, the Company incurred $109,267 (six months to June 30, 2003 - $94,505) in remuneration to the President of the Company and $18,384 (six months to June 30, 2003 – $14,631) in rent to a trust in which the President of the Company is a trustee and a beneficiary. Also during the six months to June 30, 2004, $28,835 (six months to June 30, 2003 – $52,189) was paid to the Commercial Manager, who is the spouse of the President.

Directors received a total remuneration of $28,517 during the six months to June 30, 2004 (six months to June 30, 2003 - $6,476).

During the six months to June 30, 2004, the Company paid a law firm in Canada in which a Director is a partner, $66,349 (six months to June 30, 2003 – 23,961) for legal services.

The Company also paid a company in Canada that employs a Director, $9,000 (six months to June 30, 2003 – $Nil) for financial services.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

a)	Work Commitments

The Company participates in oil and gas exploration and development joint operations with third and related parties and is contractually committed under agreements to complete certain exploration programmes. The Company's management estimates that the total commitments for the remainder of fiscal year 2004, under various agreements, are approximately $7,300,000. The Company is seeking to significantly reduce this commitment by farm out and extension of AC/P19 commitment of $5,500,000. Should the company be unsuccessful in achieving a satisfactory farm out arrangement or extension, this permit then will be relinquished, with a consequent write-off of Oil and Gas Properties of $778,071. Such action would have no impact on the cash resources of the company.

b)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties which may adversely impact on its ability to pursue its exploration and development activities.

c)	Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2004

NOTE 6 - COMMON STOCK

a)	Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

	Number
	of Shares	Amount
Balance at December 31, 2003	7,739,324	$20,478,365
Issued during the six months to June 30, 2004	5,116,623	$5,760,994
Balance at June 30, 2004	12,855,947	$26,239,359

On January 2, 2004 the Company listed on the Toronto Stock Exchange Venture Exchange (part of the Toronto-based TSX Group, the "TSX-V").

In conjunction with the TSX-V Listing, the Company listed on the New Zealand Stock Exchange ("NZSX"), raising gross proceeds of $5,217,992 (NZ$8,000,000) less deferred offering costs of $408,083 for net proceeds of $4,809,909 on January 5, 2004 through the issuance of 4,000,000 units. Each unit consisted of one common share and a half warrant, each full warrant entitling the holder to purchase one additional share, at any time before January 5, 2005 at a price of approximately $1.37 (NZ$2.10).

On January 5, 2004, the Special Class shares of the Company's New Zealand subsidiary were exchanged for 1,111,123 common shares and 555,569 warrants of the Company valued at a price of $0.85 per share or $943,525 (Refer to Note 9).

During the period ended June 30, 2004, warrants to purchase 5,500 common shares of the Company were exercised for proceeds of $7,560 (NZ$11,550).

b)	Incentive Stock Options

The Company has, in the past, had no defined plan for involving employees in the capital of the Company. The Company has, at the discretion of the board of directors, granted incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Company determined the exercise price. Such options granted have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

TSX-V policies require that the Company establish a share option plan for the granting of options to employees and service providers, which plan requires shareholder approval. The Board of directors has adopted a plan and this plan was presented to and approved by the annual general meeting of the shareholders on 25 June 2004. The Plan provides for the Board to issue non-assignable, non- transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company, at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 3 years.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2004

The Plan has been filed and approved by with the TSX-V. The following stock options were outstanding at June 30, 2004:

Number	Type of Option	Date Fully	Number Vested	Exercise	Expiry
of Shares		Vested	June 30, 2004	Price per	Date
				Share

300,000	Performance	-	-	$1.00	October 15, 2007
	shares
550,000	Vesting	April 15, 2004	550,000	$1.00	July 6, 2005
200,000	Non-	-	200,000	$1.00	July 6, 2005
	Vesting
60,000	Vesting	April 15, 2004	60,000	$1.25	July 6, 2005
50,000	Vesting	October 15, 2003	50,000	$1.25	July 6, 2005
40,000	Vesting	April 15, 2004	40,000	$1.25	October 15, 2007
95,000	Vesting	April 15, 2004	95,000	$1.25	March 26, 2006
50,000	Vesting	April 15, 2005	25,000	$1.25	October 15, 2008
1,345,000			1,020,000

The weighted average exercise price for options outstanding at June 30, 2004 is $1.05 (December 31, 2003: $1.05). No options were exercised during the six months to June 30, 2004.

The weighted average exercise price for options fully vested at June 30, 2004 is $1.07 (December 31, 2003: $1.06).

The stock option compensation cost recognized as an expense for the six months to June 30, 2004 was $9,227 (six months to June 30, 2003 was $95,985). This cost is based on the estimated fair value of all options that were issued during 2003 and 2002, using the Black-Scholes option-pricing model, amortized over the vesting period.

c)	Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at June 30, 2004:

Number	Price	Expiry
Of Shares	per Share	Date
Warrants:
1,250,000(4)	$1.15	Sept 6, 2004
1,994,500(1)	$1.37(2)	January 5, 2005
555,569	$1.22(3)	January 5, 2005
Series A Warrants
836,845	$1.50	January 5, 2005

4,636,914

(1)	There were 2,000,000 warrants issued on January 5, 2004 and during the six months to June 2004, 5500 warrants were exercised and converted into shares.

(2)	The price per share of the 2,000,000 Warrants issued on January 5, 2004 is NZ$2.10 (approximately US$1.37).

(3)	The price per share of the 555,569 Warrants issued on January 5, 2004 is NZ$1.85 (approximately US$1.22)

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2004

(4)	The 1,250,000 warrants were exercised subsequent to June 30, 2004. Refer to Note 13 (c) – Exercise of Securities.

NOTE 7 – PREPAID GAS REVENUE

On April 2, 2003, a gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided NZ$2,000,000 (US$1,263,956, inclusive of foreign exchange rate changes) to be drawn down towards the Company's ongoing exploration programs. This money was received on April 3, 2003. In return NGC are able to receive a pre-purchase of the first NZ$2,000,000 of gas supplied by the Company to NGC, under contracts to be negotiated at then prevailing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company's New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited (formerly Indo-Pacific Energy (NZ) Limited). The prepayment is secured under a registered charge over Millennium Oil & Gas Ltd's 25% interest in the Kahili joint venture PEP 38736.

As at June 30, 2004, the Company had sold no gas to NGC but had signed a contract in January 2004 for the sale of gas from the Kahili gas-condensate field. As at June 30, 2004, the carrying cost and estimated fair value of the prepaid gas was the same.

NOTE 8 – CONVERTIBLE NOTES

On January 5, 2004, the Company issued two Convertible Notes for $250,000 each. Each Note is convertible, at the option of the holder, into Units at the conversion rate of $1.10 per Unit within 12 months of issue (expiry 5 January 2005). Each Unit on conversion will comprise one common share and one share purchase warrant permitting the holder to purchase an additional common share at a price of $1.15 per share, for a 12 month period from issuance date of the Note (expiry 5 January 2005).

Interest is payable at a rate of 8% per annum from issue date to the earlier of conversion date or repayment date.

Both of the Convertible Notes are unsecured.

NOTE 9 – SPECIAL CLASS SHARES OF SUBSIDIARY

On June 18, 2003, a private placement in one of the Company's New Zealand subsidiaries, Austral Pacific Energy (NZ) Limited ("APENZ", then called Indo-Pacific Energy (NZ) Limited), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. $943,525). Such shares conferred no voting rights, but did confer the right to convert such shares to units in APENZ in the event of a listing of and issue of other common shares in APENZ on the New Zealand Stock Exchange. If the listing did not proceed, the subscription agreement required, inter alia, the Company to offer to exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company. Subsequently, the Company decided not to proceed with the listing of APENZ.

On November 12, 2003, each Special Class shareholder signed a conditional share exchange agreement which agreed to transfer to the Company all of the Special Class shares in exchange for the issuance of Units by the Company. Each Unit comprised one common share and half a share purchase warrant. The Special Class shares where exchanged for such Units in the Company on January 5, 2004, upon the listing of the Company on the TSX-V and the NZSX, at the rate of one common share for every 1.35 Special Class share resulting in the issuing of 1,111,123 common shares, and 555,569 warrants exercisable at a price of NZ$1.85 any time before January 5, 2005.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2004

NOTE 10 – EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings / (loss) per share calculations for the quarter and the six months periods ended June 30, 2004 and 2003:

	Three Months/	Three Months/	Six Months/	Six Months/
	Quarter Ended	Quarter Ended	Period Ended	Period Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

Numerator, net loss for the period	(416,186)	(591,837)	(680,203)	(1,023,226)

a) Basic Denominator:
Weighted-average number of shares	12,855,947	7,739,324	12,855,947	7,739,324

Basic loss per share	$(0.03)	$(0.08)	$(0.05)	$(0.13)

b) Diluted Denominator:
Weighted-average number of shares	12,855,947	7,739,324	12,855,947	7,739,324

Diluted loss per share	$(0.03)	$(0.08)	$(0.05)	$(0.13)

Due to net losses incurred for the period, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

NOTE 11: SEGMENTED INFORMATION

For six Months to June 30, 2004:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	45,121	-	-	45,121
Interest	15,843	158,258	-	-	174,101
Total Revenue	15,843	202,928	-	-	218,771

Profit / (loss)	(285,276)	(329,448)	(60,120)	(5,359)	(680,203)

Total Assets	778,708	12,668,985	1,029,126	2,219,411	16,696,230

For six Months to June 30, 2003:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	161,102	-	-	161,102
Interest	1,699	3,401	-	-	5,100
Total Revenue	1,699	164,503	-	-	166,202

Profit / (loss)	(286,336)	(494,468)	(108,108)	(134,314)	(1,023,226)

Total Assets	443,907	7,300,910	971,520	2,103,069	10,819,406

NOTE 12 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.

AUSTRAL PACIFIC ENERGY LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2004

NOTE 13 - SUBSEQUENT EVENTS

a) Establishment of PEP 38738 – Deep Petroleum Joint Venture to Drill Cardiff-2

The Company has announced that the arrangements with Genesis Energy have now been concluded with the receipt on 27 July of the New Zealand Minister of Energy's consent to these agreements.

Genesis is, therefore, now a permit holder with Deep Petroleum rights in the PEP 38738 permit in New Zealand's onshore Taranaki Basin. Interests in the PEP 38738 Deep Petroleum joint venture are now: the Company 25.1% (Operator), Genesis Energy 40%, IRM 19.8%, Cheal Petroleum 15.1% .

Genesis is to fund the drilling and testing of Cardiff-2 and has entered into a gas sales agreement with the other participants. Drilling contracts are being finalized to employ the Parker Rig 246 to drill Cardiff-2.

It is expected that the Cardiff-2 well will commence around December this year, when this rig has completed its present commitments to other parties. Cardiff-2 will test the deep gas potential of a large structure from which previous wells have produced gas, but which has remained undeveloped.

b) Cheal-A3X Production Testing Update

The separate PEP 38738 Shallow Petroleum joint venture, which holds rights to Cheal and other similar targets in PEP 38738, is comprised of the Company 36.5% (Operator), IRM 33% and Cheal Petroleum 30.5% . An initial production test of the Mt Messenger pay in the Cheal-A3X well has now been completed, and a pressure survey is underway.

During the 30 days of production test of the lower (Mt Messenger) pay, on a range of choke sizes, a total of 6,972 barrels of oil and 4.96 million cubic feet of gas was produced, with no recognized formation water. The oil is a light sweet waxy crude, with API gravity of 38 degrees; and has been transported to the nearby Waihapa oil production station, where it has been sold to Swift Energy.

The gas is very rich in LPG's (propanes and butanes) which also have good sales value. Following the pressure survey, preparation to test the shallower Urenui pay zone is now underway. It is then planned to flow both Mt Messenger and Urenui pay zones together to establish an optimal flow regime.

The Shallow Rights joint venture will shortly place an order for pipeline sufficient to connect the gas to nearby gas processing infrastructure; and anticipates pipeline construction in the next few months. A further well, Cheal-A4, is currently being considered for near term drilling.

c) Exercise of Securities

In the period since June 30, 2004, to the date of this report, a total of 1,250,000 share purchase warrants and 10,000 incentive stock options have been exercised for a total of US$1,437,500 and US$12,500 respectively.